For Immediate Release

Exhibit 99.1

TFI Announces Approval for Amendment to Normal Course Issuer Bid

Montreal, Quebec, August 11, 2022 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that the Toronto Stock Exchange has approved a previously-announced amendment to TFI International’s normal course issuer bid (“NCIB”) as a result of which TFI International will be entitled to repurchase for cancellation up to 8,798,283 common shares until the expiry of the NCIB on November 1, 2022, representing 10% of TFI International’s “public float” of 87,982,839 common shares as of October 22, 2021. The previous maximum under the NCIB was 7,000,000 common shares. All other terms and conditions of the NCIB remain the same.

As of July 31, 2022, TFI International had repurchased a total of 4,981,190 shares pursuant to its NCIB at a weighted average price of CDN $113.5442 per share. As at July 31, 2022, there were 88,478,372 common shares of TFI International issued and outstanding.

TFI International also announces that it intends to amend its previously-announced automatic share purchase plan entered into with RBC Dominion Securities Inc., acting as TFI International’s agent for the NCIB, in order to reflect the increase in the maximum number of shares that TFI International may repurchase under the NCIB. Under the automatic share purchase plan, RBC Dominion Securities Inc may acquire, at its discretion, shares on TFI International’s behalf during its “black-out” periods, as permitted by the TSX  Company Manual and the Securities Act (Québec), subject to certain parameters as to price and number of shares.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII.  For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2022 Q2 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.